UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TEKTRONIX, INC.

(Name of Subject Company)

RAVEN ACQUISITION CORP.

an indirect wholly owned subsidiary of

DANAHER CORPORATION

(Name of Filing Person—Offeror)

Common Shares, without par value

(including the Associated Series B No Par Preferred Shares Purchase Rights)

(Title of Class of Securities)

879131 10

(CUSIP Number of Class of Securities)

Daniel L. Comas

Executive Vice President and Chief Financial Officer

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, DC 20006

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,937,223,003.26	$90,172.75
*	Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $38.00 per share by the number of shares of common stock, without par value, of Tektronix, Inc. (“Shares”) outstanding on a fully diluted basis to be acquired in the tender offer as of October 12, 2007, based upon representations by Tektronix, Inc. in the Agreement and Plan of Merger dated as of October 14, 2007 (the “Merger Agreement”), among Tektronix, Inc., Danaher Corporation and Raven Acquisition Corp., consisting of (a) 75,084,510 Shares issued and outstanding, (b) 2,176,340 shares subject to outstanding company stock options and (c) 34,492 Shares subject to outstanding Company restricted stock units.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: None. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Danaher Corporation, a Delaware corporation (“Danaher”), and Raven Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Danaher (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, without par value, including associated Series B No Par Preferred Shares Purchase Rights (the “Shares”), of Tektronix, Inc., an Oregon corporation (“Tektronix”), at $38.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Agreement and Plan of Merger, dated as of October 14, 2007, among Tektronix, Danaher and the Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Confidentiality Agreement, dated as of September 3, 2007, between Danaher and Tektronix, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information

(a) The subject company and issuer of the securities subject to the Offer is Tektronix, Inc., an Oregon corporation. Its principal executive office is located at 14200 SW Karl Braun Drive, Beaverton, Oregon 97077 and its telephone number is (503) 627-7111.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $38.00 per Share, net to the seller in cash, without interest thereon, subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase is incorporated in this Schedule TO by reference. As of October 12, 2007, as represented by Tektronix in the Merger Agreement, there were 75,084,510 Shares issued and outstanding.

(c) The Shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “TEK.” The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person

The information set forth in the section of the Offer to Purchase entitled “Information Concerning Danaher and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction

(a)(1)(i)-(viii), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (x), (xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Contacts with Tektronix” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; ‘Going Private’ Transactions” is incorporated in this Schedule TO by reference.

(a)(2)(v)-(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Danaher and the Purchaser,” “Background of the Offer; Contacts with Tektronix” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; ‘Going Private’ Transactions” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; ‘Going Private’ Transactions,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations” are incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (d) The information set forth in the sections of the Offer to Purchase entitled “Source and Amount of Funds” are incorporated in this Schedule TO by reference.

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Danaher and the Purchaser,” “Background of the Offer; Contacts with Tektronix” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; ‘Going Private’ Transactions” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Danaher and the Purchaser” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; ‘Going Private’ Transactions” is incorporated in this Schedule TO by reference.

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(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; Plans for Tektronix; ‘Going Private’ Transactions,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) None.

Item 12.	Exhibits

(a)(1)	Offer to Purchase, dated October 18, 2007.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Text of press release issued by Danaher dated October 15, 2007.

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)	Form of summary advertisement dated October 18, 2007.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 14, 2007, between Danaher Corporation, Raven Acquisition Corp. and Tektronix, Inc.

(d)(2)	Confidentiality Agreement, dated as of September 3, 2007, between Danaher Corporation and Tektronix, Inc.

(g)	None.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2007

DANAHER CORPORATION

By	/S/ DANIEL L. COMAS
Name:	Daniel L. Comas
Title:	Executive Vice President and Chief Financial Officer

RAVEN ACQUISITION CORP.

By	/S/ DANIEL L. COMAS
Name:	Daniel L. Comas
Title:	President

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated October 18, 2007.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Text of press release issued by Danaher dated October 15, 2007.

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)	Form of summary advertisement dated October 18, 2007.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 14, 2007, between Danaher Corporation, Raven Acquisition Corp. and Tektronix, Inc.

(d)(2)	Confidentiality Agreement, dated as of September 3, 2007, between Danaher Corporation and Tektronix, Inc.

(g)	None.

(h)	Not applicable.

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